Filed pursuant to Rule 433
Registration Statement Nos.
333-195374 and 333-196649

Supplementing the Preliminary Prospectus

Supplement dated June 9, 2014 and the

Prospectus dated June 2, 2014

$63,000,000

8.125% Senior Notes due 2021

Final Term Sheet

June 11, 2014

Issuer:	General Finance Corporation
Principal Amount:	$63,000,000
Over-allotment Option:	$9,000,000
Trade Date:	June 11, 2014
Settlement Date (T+5):	June 18, 2014
Maturity Date:	July 31, 2021
Interest Rate:	8.125%
Price to Public:	100%/$25.00 per Note
Underwriters’ Discount:	$2,205,000
Net Proceeds to issuer (before expenses):	$60,795,000
Interest Payment Dates:	January 31, April 30, July 31 and October 31, beginning July 31, 2014
Record Dates:	January 15, April 15, July 15 and October 15
Redemption Provisions:

Make-whole call at t+50 until July 31, 2017

On and after July 31, 2017, at the prices set forth below for the twelve-month period beginning on July 31 of the years indicated below, plus accrued and unpaid interest:

	Year	Percentage
	2017	106.094%
	2018	104.063%
	2019	102.031%
	2020 and thereafter	100.000%

Equity Clawback:	Up to 35% at 108.125% prior to July 31, 2017
Change of Control:	Upon the occurrence of a change of control (as defined), the Issuer must offer to repurchase the Notes at 101% of the principal amount of the Notes, plus accrued and unpaid interest to the date of repurchase.
Denominations:	$25/$25
Exchange:	The Issuer intends to apply to list the Notes on the NASDAQ Global Market under the symbol “GFNSL”. If the application is approved, the Issuer expects trading in the Notes on the NASDAQ Global Market to begin within 30 days after the settlement date.
CUSIP:	369822 705
Sole Bookrunning Manager:	Sterne, Agee & Leach, Inc.
Co-Lead Managers:	D.A. Davidson & Co. Oppenheimer & Co. Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus supplement) on Form S-3 (File No. 333-195374) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request a copy of the prospectus from Sterne, Agee & Leach, Inc., 277 Park Avenue, 24th Floor, New York, NY 10172, by calling (212) 338-4708, sending a request via facsimile at (205) 414-6373 or by email at syndicate@sterneagee.com.